VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2008 NOV -7 A 9:16

[redacted]

08006773

ASX and Media Release

SUPPL

Viralytics secures key EU patent

---

24 October 2008, Sydney: Viralytics Limited (VLA) announced today that the company has been granted a European patent covering the company's core technology.

The Company had announced in May 2008 that a "Notice of Allowance" had been received and that subject to the completion of a number of administrative matters a patent was expected to be granted later in the year. The granted European patent provides Viralytics with exclusive use of Coxsackie A group viruses (including the Company's lead product CAVATAK™) for the treatment of all cancers expressing the ICAM-1 molecule until 2020.

Professor Darren Shafren, Chief Scientist for Viralytics and inventor of the technology said "The patent is similar to the patent granted in the United States of America in April 2008 covering the company's core technology. Together, these patents give the company a strong intellectual property foundation for potential out-licensing and commercialization of our products and technology."

Numerous cancers have elevated levels of ICAM-1 on their cell surfaces and the presence of ICAM-1 allows the Viralytics family of viruses to lock onto the surface of cancer cells to infect and destroy them as described in the patent.

CAVATAK™ the Company's lead product which is covered by this patent is currently undergoing two phase I mono-therapy trials in patients with late stage melanoma, breast and prostate cancer having completed an initial 3 patient Phase I safety study in late stage melanoma patients.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

END

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351